Vial, Hamilton, Koch & Knox, l.l.p.
A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
There is no professional relationship of any kind between Robert G. Vial and Vial, Hamilton, Koch & Knox, L.L.P.
ATTORNEYS AND COUNSELORS
1700 PACIFIC AVENUE
SUITE 2800
DALLAS, TEXAS 75201
TELEPHONE: 214-712-4400
FAX: 214-712-4402
     Craig G. Ongley
        214-712-4441
craig.g.ongley@vialaw.com
July 21, 2006

Ryan Milne, Division of Corporate Finance	Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	TBX Resources, Inc., Item 4.01 Form 8-K
Filed June 30, 2006, File No. 0-30746
Dear Mr. Milne:
     Please be advised that our firm represents TBX Resources, Inc. (“TBX”), with regard to the above-referenced filing. We are in receipt of your comment letter dated July 6, 2006. Our responses to your comments appear below and are numbered to correspond to your comments.
Form 8-K filed June 30, 2006
     1.     Please revise to disclose whether your former accountant resigned, declined to stand for re-election, or was dismissed. It is not sufficient to disclose that the former accountant was terminated.
Response: The former certifying accountant of TBX was dismissed, effective close of business June 28, 2006. A clarification that the accountant was dismissed will be incorporated into the amended Form 8-K.
     2.     We note your disclosure that the principal accountant’s report on the financial statements for the fiscal year ended November 30, 2005 did not contain an adverse opinion. Please revise to disclose the modification to the accountant’s report regarding the uncertainty as to your ability to continue as a going concern.
Response: The principal accountant’s report on the financial statements for the fiscal year ended November 30, 2005 did not contain an adverse accounting opinion, although it did contain a “going concern” opinion. A statement disclosing this opinion will be added to the amended Form 8-K to be filed.

Ryan C. Milne
U.S. Securities and Exchange Commission
July 21, 2006

     3.     We note that you amended your Form 10-KSB on June 26, 2006 to file restated financial information and that you concluded that your disclosure controls and procedures were ineffective in Item 8.A. Please tell us how you considered your restatement and the ineffectiveness of your disclosure controls and procedures in determining that you did not have any reportable events. Refer to Item 304(a)(l)(iv) of Regulation S-B for additional guidance.
Response: The former accountant did not advise TBX that the internal controls necessary to develop reliable financial statements did not exist or that information had come to their attention which made the accountant unwilling to rely on management’s representation. Consequently, there was no reportable event.
The restated financials resulted primarily from a change in the way contractual revenues were recognized and on certain oil and gas impairments being taken.
Our current auditors gave management a memorandum dated July 19, 2006, concerning certain material deficiencies, which were disclosed and updated in our 10-QSB filed with the Commission on July 20, 2006. The disclosure reads as follows: “Our management evaluated, with the participation of Tim Burroughs our Chief Executive Officer (CEO)/Chief Financial Officer (CFO), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the quarter covered by this quarterly report on Form 10-QSB. Based on this evaluation and communications from Hein & Associates LLP to our Board of Directors, management has concluded that, as of May 31, 2006 our disclosure controls and procedures were ineffective to ensure that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms due to material weaknesses relating to lack of segregation of duties, inadequate review of sensitive calculations and the failure to establish review procedures to direct errors in the financial statements. Hein & Associates LLP advised the Board of Directors that each of these internal control deficiencies constitutes material weaknesses as defined in Statement of Auditing Standards No. 60. Certain of these internal control weaknesses may also constitute material weaknesses in our disclosure controls. Due to these material weaknesses, the Company, in preparing its financial statements for the period ended March 31, 2005, performed additional disclosure procedures relating to these items to ensure that such financial statements were stated fairly in all material respects in accordance with U.S. generally accepted accounting principles.
     Subsequent to the current reporting period ending May 31, 2006, we have undertaken efforts to establish a framework to improve internal controls over financial reporting. These efforts included the successful hiring of accounting personnel trained in reporting under generally accepted accounting principles (GAAP), improving recognition of oil and gas impairments, quarterly recognition of certain contract income and improving the

Ryan C. Milne
U.S. Securities and Exchange Commission
July 21, 2006

interim and annual review and reconciliation process for certain key account balances. “
     4.     Please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
Response: TBX will certainly file an updated Exhibit 16 letter regarding the revised Form 8-K.
We anticipate filing the revised and amended Form 8K as soon as vacation schedules of our former accountants will allow us to have them approve the updated Exhibit 16. Should you have any questions please contact the undaersigned.

Sincerely,
/s/ Craig G. Ongley

Craig G. Ongley